Supplementing the Preliminary Prospectus	Filed Pursuant to Rule 433
Supplement dated May 18, 2026	Registration Statement No. 333-282482
(To Prospectus dated October 3, 2024)	and 333-282482-02

$1,000,000,000
Chubb INA Holdings LLC

5.300% Senior Notes due 2036
Fully and Unconditionally Guaranteed by
Chubb Limited

Pricing Term Sheet

May 18, 2026

Issuer:	Chubb INA Holdings LLC

Guarantor:	Chubb Limited

Ratings (Moody’s / S&P / Fitch)(1):	A2 (Stable) / A (Stable) / A (Stable)

Offering Format:	SEC Registered

Security Type:	Senior Unsecured Notes

Description of Securities:	5.300% Senior Notes due 2036 (the “Notes”)

Pricing Date:	May 18, 2026

Settlement Date(2):	May 20, 2026 (T+2)

Maturity Date:	May 20, 2036

Aggregate Principal Amount:	$1,000,000,000

Public Offering Price:	99.823% of the principal amount, plus accrued interest from, and including, May 20, 2026, if settlement occurs after that date

Coupon (Interest Rate):	5.300%

Interest Payment Dates:	Semi-annually on May 20 and November 20, commencing November 20, 2026

Benchmark Treasury:	UST 4.375% due May 15, 2036

Benchmark Treasury Price / Yield:	98-06 / 4.603%

Spread to Benchmark Treasury:	72 basis points

Yield to Maturity:	5.323%

Optional Redemption:	In each case, as described in the Preliminary Prospectus Supplement
● Make-Whole Call prior to February 20, 2036 (T + 15 basis points)
● Par Call on or after February 20, 2036

CUSIP/ISIN:	171239 AN6 / US171239AN62

Joint Book-Running Managers:	Barclays Capital Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC

Co-Managers:	ANZ Securities, Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Loop Capital Markets LLC
MUFG Securities Americas Inc.
Standard Chartered Bank
UBS Securities LLC
BNY Mellon Capital Markets, LLC
BofA Securities, Inc
Drexel Hamilton, LLC
Goldman Sachs & Co. LLC
ING Financial Markets LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Siebert Williams Shank & Co., LLC
Scotia Capital (USA) Inc.

(1)	Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

(2)	It is expected that delivery of the notes will be made against payment therefor on or about May 20, 2026, which is the second business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., at (888) 603-5847 and Wells Fargo Securities, LLC at 1-800-645-3751.

This Pricing Term Sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including as the same forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

No EEA PRIIPs KID or UK PRIIPs KID/CCI product summary – No EEA PRIIPs or UK PRIIPs key information document (KID)/CCI product summary has been prepared as not available to retail in EEA or UK.

In the UK, this Pricing Term Sheet and any other document or materials relating to the issue of the Notes offered hereby is being distributed only to and is directed only at: (i) persons who are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth companies, unincorporated associations and other bodies within the categories described in Article 49(2)(a) to (d) of the Order and (iii) any other persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this Pricing Term Sheet or any of its contents. Any investment or investment activity to which this Pricing Term Sheet relates is available only to relevant persons and will be engaged in only with relevant persons.

Any disclaimers or notices that may appear on this Pricing Term Sheet below the text of this legend are not applicable to this Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Pricing Term Sheet being sent via, or posted on, Bloomberg or another electronic mail system.